

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-Mail
Mark S. Peek
Chief Financial Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **VMware, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-33622**

Dear Mr. Peek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note A. Overview and Basis of Presentation

Revenue Recognition, page 64

1.   We note from your discussion of multiple element arrangements on page 66 that for arrangements, which include undelivered elements without VSOE of fair value that are not essential to the functionality of the delivered products where one or more of the undelivered elements are not delivered ratably over time, the entire arrangement fee is deferred until VSOE of fair value is established or only elements that are delivered ratably over time remain. At such time, a pro-rated share of revenue is recognized immediately with any remaining fee recognized ratably over the longest remaining

ratable delivery period. Please tell us which of your product sales or arrangements would typically fit into this scenario and describe the types of elements included in them. Also, describe further how you determine the amount of pro-rated share of revenue that is recognized. Please provide in your response a sample situation of your accounting for a typical arrangement in this scenario. Additionally, provide us with the amount of revenue recognized for these types of arrangements for each period presented.

2.   We note from your disclosures in Note I that future products include, in some cases, emerging products that are offered as part of product promotions where the purchaser of an existing product is entitled to receive a promotional product at no additional charge and to the extent promotional products have not been delivered and VSOE of fair value cannot be established, the revenue for the entire order is deferred until such time as all product delivery obligations have been fulfilled. We further note statements made during the Q&A session of your January 23, 2012 earnings call where the company indicated that you have given concessions to customers where they will receive "futures" that you had not historically given, and as a result about half of the deferred license revenue balance at December 31, 2011 will be recognized ratably. Please tell us how the future products referred to in your footnote disclosures differ, if at all, from those discussed during the earning call and explain further why the accounting for these arrangements also differ (i.e. deferral until delivery versus ratable recognition). To the extent these "futures" represented unspecified additional software products accounted for pursuant to ASC 985-605-25-58 and 59, then tell us what consideration you gave to disclosing these arrangements in your footnote. In your response, please provide us with the amount of revenue recognized for these arrangements in fiscal 2011.

Note K. Income Tax, page 79

3.   Tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable pursuant to ASC 740-30-50-2(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief